Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone:	484-583-8711
Email:	Sam.Goldstein@lfg.com

VIA EDGAR

December 10, 2020

Alberto Zapata, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4644

RE:	Registrant:	Lincoln Variable Insurance Products Trust (“Registrant”)
	File Nos.:	811-08090 and 033-70742
	Fund:	LVIP SSGA Nasdaq-100® Index Fund (the “Fund”)

Dear Mr. Zapata:

This letter responds to your comments conveyed via phone on November 17, 2020, to the Registrant’s registration statement filed on October 1, 2020 pursuant to Rule 485(a) under the Securities Act of 1933 (the “Registration Statement”). Below please find a summary of the Securities and Exchange Commission’s (“SEC”) comments to the Registration Statement and the Registrant’s response. We intend to amend the Registration Statement to reflect your comments before the Fund is offered to any new shareholders.

Principal Investment Strategies

1)	Explain the rebalance and reconstitution process for the Index, including the frequency thereof and how and when the Index changes.

Response:	The Registrant added the following sentence before the last sentence of the third paragraph:

The Index typically is rebalanced quarterly and reconstituted annually (i.e., Index securities are added or deleted through a constituent selection process based on certain criteria).

2)	With respect to the last sentence of the third paragraph, update the market capitalization range of companies comprising the Index as of a more reasonably practicable date.

Response:	The Registrant revised the sentence to reflect the Index’s market capitalization range as of November 30, 2020.

3)	With respect to the first sentence of the fourth paragraph, correct the typographical error for grammatical accuracy.

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone:	484-583-8711
Email:	Sam.Goldstein@lfg.com

Response:	The Registrant will revise the sentence accordingly.

4)

With respect to the third sentence of the fourth paragraph, clarify if investments in IPOs are included in the Index. If IPOs are not included in the Index, explain how this is consistent with the Fund’s indexing strategy.

Response:	The following sentence will be deleted from the Principal Investment Strategies in the Item 4 and Item 9 sections: “The Fund may purchase securities in their initial public offerings (“IPOs”).”

5)

For the purposes of the Fund’s 80% investment policy, confirm that the Fund’s investments in derivatives will be based on the market value of the derivatives and not on the notional amount of such derivatives.

Response:	The Registrant confirms that the Fund uses the market value of its derivative instruments for purposes of measuring compliance with the Fund’s 80% investment policy.

6)

With respect to the last sentence of the fourth paragraph, given that the Fund is described as an index fund that follows a replication strategy, using derivatives to enhance the Fund’s investment performance is not consistent with the strategy. Please revise or supplementally explain why using the strategy is appropriate.

Response:	The Registration Statement will be revised accordingly.

7)	Delete the footnote related to the registered trademark disclosure in the Item 4 section because it is not part of the principal investment strategy.

Response:	The Registrant will delete the footnote from the Item 4 section. The footnote will appear only in the Item 9 section.

Principal Risks

8)	Consider adding Concentration Risk, Passive Investment Risk and Index Provider Risk.

Response:

The Registration Statement will be revised to include Concentration Risk. Passive Management Risk was previously included in the 485(a) filing and will remain. The Registrant respectfully declines to add Index Provider Risk. Management has determined that this does not rise to the level of a principal risk for the Fund because the Fund will be using an index provider (Nasdaq, Inc.) with a long history of providing such services and the Fund is not an ETF. Management will continue to monitor the potential for this to become a principal risk.

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone:	484-583-8711
Email:	Sam.Goldstein@lfg.com

9)

With respect to “Risks of Investments in a Particular Market Segment,” add disclosure stating that such investments in a particular segment are tied to the index’s concentration in certain market segments as opposed to a separate strategy.

Response:	The Registration Statement will be revised accordingly.

10)

With respect to Foreign Investments Risk, revise the strategy to the extent to which the index includes foreign and/or emerging markets companies, and to the extent to which the Fund may concentrate in such companies.

Response:	Foreign Investments Risk is not a principal risk and such disclosure will be deleted from the Principal Risks section.

11)	If American Depository Receipts Risk is a principal risk, add the corresponding disclosure to the Principal Investment Strategies section.

Response:	American Depository Receipts Risk is not a principal risk and such disclosure will be deleted from the Principal Risks section.

Your consideration of this filing is much appreciated. Please contact me at the number indicated above with any questions.

Very truly yours,

/s/Samuel K. Goldstein, Esq.
Samuel K. Goldstein, Esq.
Assistant General Counsel – Funds Management

Enclosures

cc: Ronald Holinsky, Esq.
Christina E. Pron, Esq.
Cherie Wolfskill

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